 Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, California 92618 Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

cbutler@craigbutlerlaw.com

May 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 13, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated April 5, 2019, regarding the above-mentioned Amendment No. 3 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (“Gofba” or the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company is not filing an amended Form S-1/A in connection with this comment response to address this comment but will do so if necessary once the final comments are resolved.

Form S-1

General

1. You state that the company raised over $10 million from 470 pre-subscribers with the expectation that their money "would either be paid back or turned into shares." You also state that following distribution of the 2017 offering statement 120 pre-subscribers requested funds back or could not be reached. Of the 120, 76 requested refunds but 31 have not received refunds after requesting them. Please disclose the amount owed to these pre-subscribers and the reasons these individuals have not received requested refunds. Advise whether Gofba made offers to individuals or entities other than the 470 that presubscribed to purchase shares and if so, how these individuals or entities were identified and contacted.

The 31 pre-subscribers that requested refunds but have not been repaid are owed a total of $140,650. These remaining pre-subscribers are close friends with Gofba’s founders and have indicated they are willing to wait for the Company to get its S-1 effective and conduct its primary offering prior to having their pre-subscription amount repaid. This is likely due to the fact that, as noted in previous responses, pursuant to the understanding between the pre-subscribers and the Company, the pre-subscribers were approached by the Company regarding whether they wished to become a shareholder of the Company when the Company believed it was close to going public, likely understanding the Company would have a better ability to repay their pre-subscription amount as a public company and their refund wouldn’t be as detrimental to the Company’s development of its products. Mr. DeLisi and Ms. Chin believe the pre-subscribers that are requesting refunds, being “in the industry,” recognize Gofba’s search engine could be a solution to a troubling issue related to internet search engines and usage and they are patient with the Company in hopes it will succeed even though they requested a refund on their pre-subscription amount. This is the primary reason these pre-subscribers have not been repaid their pre-subscription funds, because they have indicated they are willing to wait for the benefit of the Company.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

May 6, 2019

As noted previously, the Company did not make offers to pre-subscribe in the Company to either the 470 pre-subscribers or anyone else. The pre-subscribers came from a pool of thousands of individuals that Mr. DeLisi and Ms. Chin interacted with regarding the Gofba search engine, especially the initial alpha and beta testing phases. During the course of the development of the Gofba search engine, numerous people requested if they could invest in the development of Gofba. Mr. DeLisi and Ms. Chin believe that interest was largely due to the fact they were creating a solution to a widespread problem, the proliferation of inappropriate material on the internet that was coming up as a result of benign searches, many being conducted by children. At that time, however, Gofba, Inc. was not yet formed and Mr. DeLisi and Ms. Chin did not accept any offers of investment.

In 2008, Gofba, Inc. was formed and Mr. DeLisi and Ms. Chin received renewed requests to fund the Company and its search engine development. The Company explained to the interested individuals that they did not want to sell shares in the Company and have equity investors until such time as the Company had progressed further in its development and the officers believed the Company was on the precipice of “going public.” As a result, the Company and those individuals agreed that they could give their money to the Company at that time to assist with the Company’s development, with the explicit understanding and agreement they would not become shareholders of the Company until such time as the Company was restructured and felt it was ready to become a public company, if that ever occurred. The Company and the pre-subscribers agreed how many shares the pre-subscriber would receive for their money if the pre-conditions were met. These people were not solicited by the Company.

2. We note your response to prior comment 1 and we reissue in part. Please address how Gofba determined that each pre-subscriber had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the prospective investment. Outline the information provided to these individuals before Gofba accepted their funds.

As noted previously, the Company does not believe the pre-subscriptions amounted to an offering of securities. Both parties had an additional affirmative step to be agreed upon before a pre-subscriber became a shareholder. The Company believes that each pre-subscriber had sufficient knowledge and experience in finance and business matters to be a “sophisticated investor” (able to evaluate the risks and merits of the investment), or be able to bear the investment’s economic risk due to the fact they (i) knew management of the Company and/or were brought in by management, or the initial friends of management, to work with the Company or the development of the Gofba products (or worked on Gofba’s product development pre-incorporation); (ii) they were very familiar with Gofba’s business; and (iii) were veterans in the computer software industry, holding jobs like computer engineers, programmers, coders, data processors, software developers, etc. The pre-subscribers are sophisticated individuals, and most of them are financially-secure through the work in their professions. All the pre-subscribers were known personally by insiders of the Company, people that were aware of the pre-subscribers industry knowledge, interactions with Gofba and its products, and had some knowledge of the pre-subscribers financial sophistication through interactions with them.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

May 6, 2019

At the time of their pre-subscription, the pre-subscribers were given three documents: (i) a Proprietary Information Agreement (a Non-Disclosure Agreement), which was given to each pre-subscriber as a result of the work they had been doing for the Company, and/or due to their knowledge of the Company’s products and services, (ii) an Open Share Reserve Form, on which each pre-subscriber indicated the number of shares they were interested in purchasing (the term “open” was used as the Company believed it indicated a future interest to acquire shares), and (iii) Subscription Terms & Conditions page that outlined certain terms of each pre-subscribers presubscription. Notably, on the Terms & Conditions page each pre-subscriber represented they:

(i)	were aware their funds would not be deposited into any escrow account, and the funds may be used immediately to implement the Company’s business plan upon receipt,

(ii)	had the opportunity to ask Company management any questions related to Gofba’s website and its products and services, and

(iii)	had carefully reviewed the merits and risks of, and other considerations related to, investment in the Company.

It should be noted that the Terms & Conditions page also used certain boilerplate language normally associated with an offering of securities. However, the agreement between the Company and the pre-subscribers at the time of the pre-subscription was as previously stated regarding both parties needing to take an additional affirmative act prior to turning their pre-subscription funds into shares of the Company’s common stock. The Company had to re-approach the pre-subscribers at the appropriate time, and the pre-subscribers had to determine if they wanted to use their pre-subscription funds to buy stock in the Company or get their funds returned. The Company has tried to reflect that agreement in the Original Filing.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

May 6, 2019

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

May 6, 2019

[Gofba, Inc. Letterhead]

May 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 13, 2018 File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 13, 2018:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Anna Chin

Anna Chin

President